

November 28, 2023

John D. Baker III
Treasurer and Chief Financial Officer
FRP Holdings, Inc.
200 W. Forsyth St., 7th Floor
Jacksonville, FL 32202

> **Re: FRP Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-36769**

Dear John D. Baker III:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 2. Properties
Mining Royalty Lands Segment, page 12

1. We note your disclosure on page 58 that depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves. Considering your disclosure on page 13 with respect to relying on Item 1303(a)(3) of Regulation S-K, please explain the basis for using the unit of production method for the depletion of your royalty interests of your sand and stone deposits and clarify the methods used to determine "estimate reserves" for purposes of this calculation. To the extent the estimated reserves do not represent reserves as defined by SK1300, please revise your labelling and refrain from using the term reserves.

Mining Royalties, page 30

2. We note your disclosure of 21.8 million tons of sand reserves on page 30 of your disclosure. Only reserve estimates meeting the definitions and requirements of SK1300 should be disclosed in SEC filings. Please revise to remove the reserve estimate.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction